

11017723

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23135

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2010__ AND ENDING __12/31/2010__
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KAHN BROTHERS LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 MADISON AVE

(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS J. SHERWOOD   516-829-1099

                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LILLING & COMPANY LLP

(Name – *if individual, state last, first, middle name*)

TEN CUTTER MILL RD	GREAT NECK	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___PAULA CUTRONE_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___KAHN BROTHERS LLC_____, as
of _DECEMBER 31_____, 20_10____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

(signature)

_____
Signature

SENIOR VP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAHN BROTHERS LLC

REPORT ON AUDIT OF
STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2010

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member of
Kahn Brothers LLC
New York, New York

We have audited the accompanying statement of financial condition of Kahn Brothers LLC as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Kahn Brothers LLC at December 31, 2010 in conformity with accounting principles generally accepted in the United States.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS

Great Neck, New York
February 19, 2011

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

KAHN BROTHERS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$	140,412
Securities owned		224,941
Due from clearing broker		209,326
Other assets		13,188
	$	587,867

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	79,692

MEMBER'S EQUITY

		508,175
	$	587,867

1. ORGANIZATION AND NATURE OF BUSINESS

Kahn Brothers LLC (the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company clears its securities transactions on a fully disclosed basis with another broker-dealer. The Company had no liabilities subordinated to claims of general creditors during the year ended December 31, 2010. The Company is a wholly-owned subsidiary of Kahn Brothers Group, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") has issued FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Securities owned are recorded at current market value.

Significant Credit Risk and Estimates

The responsibility for processing customer activity rests with the Company's clearing firm, Pershing LLC ("Pershing"). The Company's clearing and execution agreement provides that Pershing's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Pershing records customer transactions on a settlement date basis, which is generally three business days after the trade date. Pershing is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Pershing may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Pershing is charged back to the Company.

The Company, in conjunction with Pershing, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Pershing establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Under the terms of its agreement with its clearing broker, Pershing has agreed to reimburse the Company for certain expenses, including but limiting to certain direct and general and administrative expenses.

The Company is located in New York City, New York and its customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1- inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2- inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3- are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Income taxes

The Company is sole-member limited liability company and is considered a disregarded entity for income tax purposes. All items of income or loss are reported by its Parent. No provision has been made for federal and state income taxes, since these taxes are the responsibility of the Parent.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2010 the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3. **FAIR VALUE MEASUREMENT**

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
U.S. Treasury bill	$224,941	$ -	$ -	$224,941

4. **RELATED PARTY TRANSACTIONS**

The Company occupies offices leased by its parent, Kahn Brothers & Co., Inc. under non-cancelable leases expiring in 2016. The Company does not pay any consideration for the use of the premises. The Company also shares common occupancy and administrative expenses with its parent.

5. **PENSION PLANS**

The Company sponsors defined contribution and profit sharing plans covering substantially all employees. Contributions to the profit sharing plan are made at the discretion of the Board of Directors.

6. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Pershing and promptly transmits all customer funds and securities to Pershing. Pershing carries all of the accounts of such customers and maintains and preserves such books and records.

7. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $450,171 which was $400,171 in excess of its required net capital of $50,000. The Company had a percentage of aggregate indebtedness to net capital of 18% as of December 31, 2010.

8. **SUBSEQUENT EVENTS**

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after December 31, 2010, through the date of issuance of these financial statements on February 19, 2011. During this period, the Company no material subsequent events occurred that are required to be disclosed in the financial statements.